INVEST IN SANGCASH

We get venues back on their feet and pay songwriters faster and more money

PITCH VIDEO   INVESTOR PANEL



SangCash launches
Reg CF Round to
help songwriters get
paid faster
INVEST IN SANGCASH
sangcash
WEFUNDER

sangcash.com   Nashville TN

SaaS   B2B



LEAD INVESTOR

Jonathan Watras

Steve is my best friend, former wealth advisor and a long time concert goer; someone that helped mold my youth around what real music was. Mix that altogether and you see why he is going forward with this initiative; he cares about the music industry and wants to see songwriters get paid. Steve has built books of business before through persistence and hard work; this is where he will shine as he challenges the status quo of paying musicians for live performances.

Invested $1,000 this round & $1,000 previously

Highlights

1. Selected to and participated in the Nashville Entrepreneur Center's PreFlight and ReNew Programs
2. SangCash was selected to be part of Launchpeer, a Charleston-based remote incubator in April '21
3. SangCash recently pitched at the Wild Pitch Competition at the DIG Tech Summit in Charleston, SC
4. Selected by LaunchTN to host paid intern for summers of '21 and '22
5. Recently partnered with and became an affiliate member of the National Independent Venue Assoc. NIVA

Assoc. NIVA

Our Team



Stephen P DeGrazia Founder

I've been to a lot of concerts. Morgan Stanley Operations during Financial Crisis of '08 Morgan Stanley Private Wealth Management - Help run $1 billion book of business. VC-backed Outdoor Voices - ran $1million+ store while moonlighting SangCash.

I grew up going to concerts at Jones Beach and eventually worked there. In college, I got into country music and found out that a lot of the big name artists don't write their songs. When I went through a bad bout of depression 7 years ago, I used writing and listening to music to come out of it and really grew an appreciation for the craft.



George Schuh COO at SangCash

Developed in-house Online Song Registration system at BMI. Recently COO at American Music Channel. Over 30 years of experience in payment processing space.



Andrew D'Antonio Product Manager

Built SangCash prototype on Github and worked with developers to flush out MVP. Attended and completed coding certificate at Flatiron Software School



Samantha Rothaus Advisor

Entertainment Attorney at Davis & Gilbert NYCLU Associate Board Member UCLA School of Law



Nikki Lickstein Social Media Manager

American Songwriter Awards Nominee NSAI Songwriter Hosts Songwriter Residency Rounds at Alley Taps and The Listening Room in Nashville. Promoted from SangCash Intern while at Belmont University to current position.



Sarah Haglund LaunchTN 2022 Intern

Graduate of Liberty University School of Music Singer-Songwriter SangCash Content Creator

SangCash saves Music Venues money and gets Songwriters paid faster!


sangcash
No Applause. Just Throw Money.
beautiful.ai

We're not you're grandma's PRO. SangCash is a payment platform that helps music venues manage inefficient and expensive blanket licenses and in turn, tracks and pays songwriters faster.


"You say you want a revolution. Well, you know, we all want to change the world. You say you got a real solution. Well, you know, we'd all love to see the plan."
John Lennon and Paul McCartney
IMAGIN


beautiful.ai

While the pipe dream of having music venues be in better place and a world where songwriters can earn a living, its one thing to say we have a solution and its another to actually show what that plan entails. We'll walk you through progress and where we're taking SangCash.


The Problem:
- Music Users and Venues overpay for licensing fees.
- It can take up to 9 months for songwriters to get paid as money.
- Songwriters work multiple jobs to earn a living, cutting into their writing time.
- Many bars, restaurants and music venues closed permanently during Covid and those who reopened are looking to get back on their feet.

Music venues are required to take out blanket licenses for their establishment, however, it is expensive because they need to take out licenses with three organizations because there is no way of capturing what songs are actually played and the venue has to make sure they are covered to prevent copyright infringement. But there is no reason for say a jazz club to have coverage for 32 million songs (that includes rock, country, hip-hop, etc.). They should just pay for what they use and now there is the technology to track this.


Why can't payments to songwriters be made faster in 2022?
venmo
Instantaneous
lyft
Instantaneous
BMI
Up to 9 months

Because there is so much data and money collected eventually, payment to songwriters (the ones who write the songs) takes a while - too long for 2022.


Our platform
Create Account
- SaaS Platform that collects setlists and song information from Venues (music users).
- Songs and setlist submission will allow for a better understanding of usage in venues.
Music Users can now manage and pay for licensing with more ease.
- Data will be collected for songs being played and routed on the back end system to writers.
- API built to recognize song and songwriter and pays out royalties.
Venues
Songwriters

We have worked with our accelerator, Launchpeer and built our MVP on Bubble. We've also begun working to the world leader in payments, Stripe to build out the platform further.

Songwriters can now see what they are getting Paid
Seamless onboarding and secure verification.
No more mailing physical checks, uploading spreadsheets and juggling multiple payout providers.
Balances updated on rolling basis and 1099s provided.
beautiful.ai





The current process has them receiving checks in the mail for low amounts and no real explanation for what they are getting. Our payment platform will give songwriters an easy to use portal.

Timing is Everything.
THE LAST
SONGWRITER
a documentary
IT ALL BEGINS WITH A SONG
ROYALTIES
beautiful.ai





SangCash is not the only one that is in on the need for songwriters to get paid. In the last several years, documentaries have been made, shows have launched and laws have been passed for the benefit of the songwriter. While these are positive steps, there is much work to be done. Songwriters are still fighting lobbyists in Washington and against Digital Service Providers such as Spotify to decide what their worth actually is.

No, timing really is everything.
GRANADA
Musicians will lose two-thirds of their income in 2020
Save Our Stages Hasn't Distributed Any Money to Indie Venues Five Months After Becoming Law
So Much For 'Hot Vax Summer.' Delta Puts A Damper On Festivals And Concerts
SPOTIFY AND OTHER STREAMING SERVICES PROPOSE 'LOWEST ROYALTY RATES IN HISTORY' FOR SONGWRITERS
beautiful.ai





Covid was not fun for anyone, including live music venues, most of which were on the brink of closing. With the delay in government funding, NIVA (National

Independent Venue Association) was launched to get venues back on their feet and fight for the SaveOurStage Act. After preliminary talks during the Covid shutdown, we recently partnered with them and are attending their inaugural conference in Cleveland where we'll get to know the community more and discuss solutions for making their lives easier.



Overall market
Top 2 players (BMI, ASCAP) represent 90% of licensed works.
$2.5B market and growing
Top 3 players (BMI, ASCAP, SESAC) represent 25M songs.
beautiful.ai

The big two companies in this space control most of the licensed works. However, their blanket model is tough to digest for smaller venues and they neglect up and coming songwriters and are more concerned with those who already have radio hits or publishing deals.

Our Team
Stephen
Founder and CSO
Ex-Morgan Stanley, Vanguard, Bonobos, Outdoor Voices
George
Advisor and COO
Former BMI Exec
25 years in Payment processing, COO American Music Channel
Samantha
Advisor
Entertainment Attorney at Davis & Gilbert
UCLA School of Law
Nick
Advisor & CDO
Chief Data Officer @DeepPod
Managing Director @Social Outlier
Nikki
Social Media Manager
NSAI, Singer-Songwriter
Former SangCash Intern @ Belmont University
Bart
Technical Project Manager
Co-Founder of µPonics
Technical Engineer @Epic
Sarah
LaunchTN 2022 Intern
Graduate of Liberty
Songwriter and Content Creator
Andrew
Product Manager
Ex-Kaiser Permanente, Flatiron Software School
beautiful.ai

One of the biggest ways to succeed as a startup is to recruit the right people. We've been fortunate to bring on the best and brightest to come along for the journey. We have people who care about the mission and are bringing their skill set to continue to move the needle.

Progress to date
United States of America
United States Patent and Trademark Office
sangcash
Trademark approved by USTO
MVP built and ready for pilot phase
Accepted to and in final stages of Launchpeer Incubator and Graduating this month.
Selected to ReNew Nashville Program to launch startups after Covid and selected by LaunchTN to host a paid intern last summer.
Founder featured in SubForty, Nashville Voyager and Venture Nashville Connections.
Accepted to Launch House (7% admission rate) and participating in their January 2022 Founder Residency Program.
beautiful.ai

Because we are in a very litigious space, we've done the early work and made sure to protect our trademark and business classes and were approved by the US

Trademark office. As mentioned above, we've been part of some great accelerators that have helped us get to this point.

Use of Funds
WeFunder $50K Pre-seed of eventual $100K round

1 $50K for Phase 1 Pilot Venues

2 $50K to insert On-Premise Playlists

3 Look to raise additional $150K once of proof of concept is shown



beautiful.ai

We will begin piloting venues this summer with tracking songs to show ROI as well as inserting an On-Premise Playlisting system for background music that can be paid for on a subscription basis and will allow us to start paying emerging songwriters.

Future: An innovative Performance Rights Organization

Collect royalties from Digital Radio.

Manage licensing for sports arenas.

Release Songwriter NFT's and pass through royalties to songwriters.

Track songs played in Bars and Restaurants.

License retail shops while customers shop.

Podcast: Educate songwriter audience - have on LaunchPad One, a division of Podcast One.

Collect Setlists from Live Performances.

Collect royalties from TV, Film and Commercials.

Obtain Catalogs and exploit on behalf of songwriter.

beautiful.ai

Eventually, we'll have the database to branch out into other verticals - most of which we will have connections in and be able to be a leader with many music users.



Contact

🌐 www.sangcash.com

🐦 @sangcash.inc

📷 sangcash.inc

📞 615-802-6266

beautiful.ai

Feel free to follow and/or contact us. We would love for you to join our journey.

Downloads

SangCash press release copy.docx

